UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of August, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated August 30, 2007	3 – 5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2007	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

TSX: CCO NTSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco and Kyrgyz Government Reach Agreement
Saskatoon, Saskatchewan, Canada, August 30, 2007 . . . . . . . . . . . . . . .
Cameco Corporation announced today the company and Centerra Gold Inc. have each signed binding agreements with the Kyrgyz government. These agreements are expected to provide additional business certainty for mining operations at Kumtor, further align the parties’ business interests and support Centerra’s growth plans.
Cameco owns 53% of Centerra while Kyrgyzaltyn owns 16%. Cameco and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz government, were partners in the gold company that developed and began production at the Kumtor gold mine, which subsequently became part of Centerra.
Under the terms of the agreements, the Kyrgyz government and Kyrgyzaltyn agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz government will receive 32.3 million shares (22.3 million net from Cameco and 10 million treasury shares from Centerra) upon closing of the definitive legal agreements resulting from the agreements signed today. Of these, 15 million shares will be received immediately and 17.3 million shares will be held in escrow until the earliest of:
•	Cameco’s holdings of Centerra’s issued and outstanding shares fall below 17.3 million shares,
•	the volume weighted average closing price of Centerra’s shares on the TSX being no less than $13.30 for at least 7 business days, or
•	the fourth anniversary of the closing.
After the transfer of all the shares is completed, Cameco will own about 41% of Centerra, the Kyrgyz Republic will own about 29% and the public shareholders will own the remaining 30%. When Cameco’s ownership falls below 50%, we will no longer consolidate Centerra’s financial results and will instead account for Centerra using the equity method. Also as a consequence of the share transfer, Cameco will record a one-time, after-tax loss of about $120 million at closing.

“These agreements provide a platform for a predictable and stable business climate for the Kumtor gold mine,” said Jerry Grandey, Cameco’s president and CEO. “We will work closely with Centerra and the Kyrgyz government to enable Centerra to successfully pursue its mandate.”
Centerra’s agreement provides for the Kyrgyz government’s full support of Centerra’s operations and significantly enlarges its existing mine concession area by over 25,000 hectares to include all territory covered by the current exploration licence. In addition, Centerra’s agreement provides for replacement of the current tax regime with a simplified, new tax rate for the Kumtor operation applied to gross revenue. The new tax rate for the Kumtor project will be 11% in 2008, 12% in 2009 and 13% thereafter.
The signed binding agreements provide the framework for definitive agreements to be entered into upon the receipt of approval by the Parliament of Kyrgyz Republic that resumes sitting on September 3. The Kyrgyz government intends to present the documents for Parliamentary approval in September. While parliamentary approval is not assured, the Kyrgyz government intends to present the documents and make a concerted effort to obtain parliamentary approval.
Cameco expects the two agreements to be finalized in about two months subject to the appropriate approvals by Cameco’s board of directors, Centerra’s board of directors and the Kyrgyz government.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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